UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ARCS COMPANY, LIMITED

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

ARCS Company, Limited (Name of Subject Company)

Japan (Jurisdiction of Subject Company's Incorporation or Organization)

ARCS Company, Limited (Name of Person(s) Furnishing Form)

Common Shares (Title of Class of Subject Securities)

N/A (CUSIP Number of Class of Securities (if applicable))

Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005-2072
(212) 732-3200
 (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 21, 2011 (Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.             Home Jurisdiction Documents

Exhibit 99.1     Notice Concerning Management Consolidation of Arcs Ltd. and Universe Ltd. by Stock Exchange, dated June 29, 2011 (translated from Japanese into English).

Item 2.             Information Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.
(2)	Filed concurrently under Form SE.

PART III – CONSENT TO SERVICE OF PROCESS

The Registrant is filing concurrently herewith an Irrevocable Consent and Power of Attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2011	ARCS COMPANY, LIMITED

	By:	/s/ Koichi Furukawa
Koichi Furukawa
Executive Officer